

September 28, 2010

Gary L. Lauer
Chairman of the Board of Directors,
President and Chief Executive Officer
eHealth, Inc.
440 East Middlefield Road
Mountain View, CA 94043

> **Re:** **eHealth, Inc.**
> **Form 10-K**
> **Filed March 5, 2010**
> **File No. 001-33071**

Dear Mr. Lauer:

We have limited our review of your filing and response letter to the issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K, filed March 5, 2010

Carrier Relationships, page 4

1. We note your response to comment 1. Please tell us the amount of commissions relating to past sales of each of the carrier's products you would expect to receive next year. Additionally, tell us the basis for your belief that your customers would be likely to purchase health insurance products from one of your alternative health insurance carriers. Alternatively, provide a detailed discussion of each of the agreements with Aetna, Wellpoint and United Healthcare and file the agreements.

Please contact Johnny Gharib at (202) 551-3170 or Suzanne Hayes at (202) 551-3675 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director